UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Auspex Systems, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                    052116100
                    ---------------------------------------
                                 (CUSIP Number)


                                 James E. Crabbe
                           121 SW Morrison, Suite 1400
                               Portland, OR 97204
                                 (503) 295-0111
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 24, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
CUSIP No. 052116100                                            Page 2 of 5 Pages
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James E. Crabbe
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
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                        7   SOLE POWER TO DIRECT VOTE

    NUMBER                  1,968,000
    OF                  --------------------------------------------------------
    SHARES              8   SHARED VOTING POWER
    BENEFICIALLY
    OWNED                   0
    BY                  --------------------------------------------------------
    EACH                9   SOLE POWER TO DIRECT DISPOSITION
    REPORTING
    PERSON                  1,968,000
    WITH                --------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,968,000
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.16%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

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
     This Amendment No. 1 amends and supplements the statement on Schedule 13D dated January 24, 2000 filed by James E. Crabbe, relating to the shares of common stock, $.001 par value ("Common Stock") of Auspex Systems, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein have the same meaning as those ascribed to hem in the initial filing.

     The purpose of this amendment is to correct administrative errors relating to (1) the date of event requiring filing of the original Schedule 13D, and (2) the inadvertent inclusion of shares beneficially held by Crabbe Huson Group, Inc. with the shares beneficially owned by Mr. Crabbe.


Item 2. Identity and Background

     (a) - (b), (f) This Statement is filed by James E. Crabbe as the trustee and sole beneficiary of the shares of Common Stock held by the James E. Crabbe Revocable Trust ("Trust"). Mr. Crabbe is also President of the Crabbe Huson Group, Inc. ("CHG"), a wholly owned subsidiary of Liberty Financial Companies, Inc. Pursuant to advisory contracts, CHG may exercise dispository discretion over the shares of Common Stock held within client accounts managed by CHG. Mr. Crabbe, however, has no direct or indirect dispository authority with respect to those advisory client accounts managed by CHG which hold Common Stock of the Issuer. Mr. Crabbe is a United States citizen and his business address is 121 SW Morrison Street, Suite 1400, Portland, Oregon 97204.


Item 3. Source and Amount of Funds or Other Consideration

     The shares of Common Stock owned by Mr. Crabbe through the Trust was acquired with funds of approximately $13,930,148 (excluding brokerage commissions) from the working capital of the Trust. The Trust's working capital is funded by personal funds of Mr. Crabbe.


Item 4. Purpose of Transaction

     The Issuer's Common Stock was acquired by Mr. Crabbe through the Trust, and by CHG's advisory clients, for the purpose of investment.

     On January 24, 2000, Mr. Crabbe concluded, however, that it is in the best interest of the Issuer's stockholders to expand the Board of Directors to include additional outside directors and to encourage the Board of Directors to critically evaluate existing management personnel and consider possible management changes. Mr. Crabbe reached this conclusion after meetings and discussions with the Issuer's management and reviewing the Issuer's Proxy Statement dated October 8, 1999, the Issuer's historical performance and future prospects and recent financing activity by the Issuer.

     Mr. Crabbe may take any number of actions designed to encourage the Issuer and its board to weigh stockholder interests appropriately in determining the composition of the Board of Directors. Such actions may include seeking a change in the present membership of the Issuer's Board of Directors. Mr. Crabbe may also communicate and discuss his views with other stockholders of the Issuer and members of the board. These communications may include proposals to the board regarding the structure or membership of the board.

     In the future, Mr. Crabbe may decide to purchase on behalf of the Trust additional shares of the Common Stock, or sell part of all of the Trust's current holdings of Common Stock.

     This description of Mr. Crabbe's future intentions with respect to the Issuer does not purport to describe the intentions of CHG or any of its advisory clients with respect to the Issuer.

                                                                          3 of 5

     Except as set forth above, neither Mr. Crabbe nor the Trust has any plans or intentions which would relate or result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) Sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (e) Any material change in the present capitalization or dividend policies of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

     (a) - (b) Under the rules and regulations of the Securities and Exchange Commission, Mr. Crabbe, as trustee of the Trust, is the beneficial owner of 1,968,000 shares of Common Stock of the Issuer, representing approximately 7.16% of the issued and outstanding shares of the Issuer (based on the number of shares outstanding on November 2, 1999 as disclosed in the Issuer's quarterly report of Form 10-Q for the three-month period ended September 30, 1999). Mr. Crabbe has no direct or indirect managerial or dispository authority with respect to CHG's advisory client accounts holding Common Stock of the Issuer.

     (d) No person other than Mr. Crabbe as the trustee of the Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities being reported herein.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as disclosed above, neither Mr. Crabbe nor the Trust is a party to any contract, arrangement, understanding or relationship (legal or other) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, profits, division of profits or losses, or the giving or withholding of proxies.

                                                                          4 of 5

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 4, 2000


                                       JAMES E. CRABBE


                                       JAMES E. CRABBE
                                       -----------------------------------------
                                       James E. Crabbe

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